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                              April 26, 2024

       Amos Barclay, Esq.
       Partner, Holland & Hart LLP
       Lightstone Value Plus REIT II, Inc.
       1800 Broadway, Suite 300
       Boulder, CO 80302

                                                        Re: Lightstone Value
Plus REIT II, Inc.
                                                            Schedule TO-T Filed
April 15, 2024
                                                            Filed by West 4
Capital LP, Granite Sapphire Management Limited, West 4
                                                            Capital Investment
Managers Limited, Capricorn Fund Managers Limited
                                                            File No. 005-94193

       Dear Amos Barclay:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-T filed April 15, 2024

       Terms of the Offer, page 9

   1. We note your disclosure that "the Purchaser intends to accept for payment, and pay for, shares validly tendered
and not withdrawn . . . , within three business days following the completion of the
Offer, subject to any extensions of such time period that may be necessary due to the
settlement practices of non-traded REITs, some of which are outside the Purchaser's
control." (emphasis added). In the next sentence, however, you also state that "the Purchaser
will mail checks to Shareholders within three business days from the time it receives
confirmation from the Corporation's transfer agent that the Shares have been recorded as
transferred to the Purchaser in connection with the Offer." (emphasis added). Please revise
to make clear whether you will pay for the tendered shares within three business days
"following the completion of the Offer" or "the time [the Purchaser]
                                                        receives [necessary]
confirmations" from the transfer agent. In addition, you disclose that,
 Amos Barclay, Esq.
Lightstone Value Plus REIT II, Inc.
April 26, 2024
Page 2
         in a previous tender offer, "such confirmations were provided by the Corporation's transfer agents within seven days of the offer's expiration" (emphasis added), and that you predict "a similar timeline for this Offer." Please advise how this complies with the prompt payment requirement under Rule 14e-1(c).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Eddie Kim at 202-679-6943 or Daniel Duchovny at 202-
551-3619.



FirstName LastNameAmos Barclay, Esq.                           Sincerely,
Comapany NameLightstone Value Plus REIT II, Inc.
                                                               Division of
Corporation Finance
April 26, 2024 Page 2                                          Office of
Mergers & Acquisitions
FirstName LastName